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3/16/2004

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SECUR 04002117 MMISSION OM

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2004
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equityhound Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Atti + Co PLLC

(Name — if individual, state last, first, middle name)

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/25
3/17

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

eQUITYHOUND SECURITIES CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2003
with Report of Independent Auditors

eQUITYHOUND SECURITIES CORPORATION
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2003

CONTENTS

ATTI & COMPANY, PLLC
Certified Public Accountants

Milltown Office Park
1454 Rt 22, Suite A-104
Brewster, New York 10509
Telephone (845) 279-1640
Fax (845) 279-1665

P.O. Box 253
Golden's Bridge, New York 10526

Report of Independent Auditors

To the Stockholder and Board of Directors
of eQuityhound Securities Corporation

We have audited the accompanying statement of financial condition of eQuityhound Securities Corporation (the "Company") as of December 31, 2003 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of eQuityhound Securities Corporation at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atti & Company, PLLC

January 16, 2004

eQUITYHOUND SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Current Assets:		
Cash	$	15,496
Other Assets:		
Goodwill		59,270
Total assets	$	74,766

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
State franchise tax payable	$	800
Accrued professional fees		1,950
		2,750
Stockholder's equity:		
Common stock, no par value		
Authorized shares – 15,000,000		
Issued and outstanding – 10,000		7,200
Preferred stock, no par value		
Authorized shares – 7,500,000		
Issued and outstanding - 0		-
Additional paid-in-capital		124,903
Retained deficit		(60,087)
		72,016
Total liabilities and stockholder's equity	$	74,766

The accompanying notes are an integral part of these financial statements.

eQUITYHOUND SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

Expenses:		
Consulting expenses	$	27,000
Professional fees		3,900
California franchise tax		800
Other expenses		1,908
Net loss (total expenses)	$	33,608

The accompanying notes are an integral part of these financial statements.

eQUITYHOUND SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common stock	Additional Paid-in-capital	Retained deficit	Total Shareholder's Equity
Balance at beginning of year	$ 7,200	$ 90,927	$ (26,479)	$ 71,648
Contributions	-	33,976	-	33,976
Net loss	-	-	(33,608)	(33,608)
Balance at end of year	$ 7,200	$ 124,903	$ (60,087)	$ 72,016

The accompanying notes are an integral part of these financial statements.

eQUITYHOUND SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:		
Net loss	$	(33,608)
Decrease in payables and accrued expenses		(550)
		(34,158)
Cash flows from financing activities:		
Contributions to additional paid-in-capital		33,976
Net decrease in cash		(182)
Cash at beginning of year		15,678
Cash at end of year	$	15,496

The accompanying notes are an integral part of these financial statements.

1. Summary Description of Business Activities

eQuityhound Securities Corporation (the "Company") is a corporation formed on August 21, 2000 in the state of California. The Company received its license from the National Association of Securities Dealers, Inc. ("NASD") to become a licensed securities broker-dealer in May 2001. In addition, the Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

Effective July 16, 2002, all of the common stock of the Company was acquired for cash by MBJC Holdings, Inc. The acquisition has resulted in a new basis of accounting for the Company. The net purchase price, plus acquisition costs of $59,270, has been recorded as goodwill in the Company's financial statements.

As a wholly-owned subsidiary, the financial statements of the Company do not necessarily reflect the results of operations or financial condition that would have existed had the Company been an independent entity.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1, both as defined by the Rule. At December 31, 2003, the Company had net capital of $4,996 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .275 to 1 at December 31, 2003.

eQUITYHOUND SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL REQUIREMENT UNDER RULE 15c3-1
DECEMBER 31, 2003

Net capital		
Total shareholder's equity qualified for net capital	$	72,016
Less non-allowable assets		(59,270)
Net capital	$	12,746
Aggregate indebtedness		
Items included in statement of financial condition:		
Payable and accrued expense	$	2,750
Total aggregate indebtedness	$	2,750
Computation of basic net capital requirement		
Net capital	$	9,996
Minimum net capital required		5,000
Excess net capital	$	4,996
Ratio: Aggregate indebtedness to net capital		.275 to1

There were no differences between the audited Computation of Net Capital included in this report and the corresponding schedules included in the Company's unaudited December 31, 2003 Part IIA FOCUS filing.

SCHEDULE II

eQUITYHOUND SECURITIES CORPORATION
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2003

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.